Exhibit 99.1

858 Beatty Street Suite 501 Vancouver, B.C. Canada V6B 1C1 Phone: (604) 895-2700 www.westfraser.com

NEWS RELEASE

WEST FRASER TIMBER CO. LTD.

Monday, March 29, 2021

West Fraser Provides Operational and Corporate Updates

Vancouver, B.C. — West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced today operational updates on its Dudley, Georgia lumber mill and Chambord, Quebec oriented strand board (OSB) mill as well as the filing of a preliminary short form base shelf prospectus. West Fraser further announced that its wholly-owned subsidiary Norbord Inc. (“Norbord”) has made an application to cease to be a reporting issuer in Canada.

Operational Updates

Progress on the Company’s new lumber manufacturing complex in Dudley remains on track with management’s initial expectations. Substantial portions of the new mill are being commissioned and are ramping up, with the new site expected to be fully operational by the end of the second quarter of 2021. Operations at the legacy site will be wound down by the end of the second quarter. When completed and fully ramped up, annual production capacity at the site will increase by 170 million board feet to 270 million board feet, expected to be achieved over the next several years. The Dudley site represents the second full site modernization in the US South by the Company since 2017.

The Company’s OSB mill in Chambord has completed commissioning and panels are now being produced and shipped to customers. The Company expects to obtain APA – The Engineered Wood Association certification of Chambord’s commodity OSB grades within the coming weeks. The Chambord mill has started the ramp up towards its stated annual production capacity of 550 million square feet (3/8-inch basis), which typically takes 18-24 months. After significant re-investment and with a strong available labour force and committed wood supply in the region, the Chambord mill is expected to be among the Company’s lowest cost OSB operations once fully ramped up.

“The teams at Dudley and Chambord have been working safely and diligently to modernize both operations, with Chambord now ready to help meet our OSB customers’ needs in time for the critical spring building season,” said Ray Ferris, West Fraser’s President and CEO.

Shelf Prospectus Filing

The Company has filed a preliminary short form base shelf prospectus with the securities commissions in each of the provinces of Canada and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S./Canada Multijurisdictional Disclosure System.

The base shelf prospectus and corresponding shelf registration statement, when made final or effective, will qualify the future offering by West Fraser of up to US$2,000,000,000 of common shares, warrants, subscription receipts, share purchase contracts, debt securities and units, or any combination thereof (the “Securities”), from time to time over a 25-month period. The specific terms of any offering of Securities will be set forth in a shelf prospectus supplement.

The shelf registration statement filed today with the SEC has not yet become effective. No Securities may be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these Securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

A copy of the preliminary short form base shelf prospectus can be found on SEDAR at http://www.sedar.com and on EDGAR at http://www.sec.gov or may be obtained upon request from Robert B. Winslow, Director, Investor Relations & Corporate Development, 501-858 Beatty Street, Vancouver, British Columbia V6B 1C1 or by email at shareholder@westfraser.com.

Reporting Issuer Application

Norbord has made an application to the Ontario Securities Commission (the “OSC”), as principal regulator, under Multilateral Instrument 11-102 – Passport System and National Policy 11-206 – Process for Cease to be a Reporting Issuer Applications for an order to cease to be a reporting issuer in all the provinces and territories of Canada. Norbord has made this application in connection with the completion of West Fraser’s recent acquisition of Norbord, as previously announced in Norbord’s and the Company’s joint news release dated February 1, 2021. If the OSC grants an order in favour of Norbord’s application, Norbord will cease to be a reporting issuer in all jurisdictions in Canada.

The Company

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodeling, industrial applications, papers, tissue, and box materials.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including statements related to expectations, capacity increases and timing on the ramp up of the new Dudley mill, expectations, capacity increases and timing and the ramp up the Chambord mill and cost position, statements related to Norbord’s application to cease to be a reporting issuer, statements relating to the intent of West Fraser to offer and sell any Securities, the nature of any Securities that may be offered and the timing, amount and use of proceeds of any offering of Securities, and other statements related to the Company’s strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. There is no assurance that West Fraser will complete any sales of Securities under the base shelf prospectus or the registration statement. The reader is cautioned that forward-looking statements are based on certain assumptions and are subject to known and unknown risks and uncertainties (both general and specific) that contribute to the possibility that the future events or circumstances contemplated by the forward-looking information will not occur. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2020, each dated February 11, 2021, available at SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml). There can be no assurance that the plans, intentions or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders.

For More Information

West Fraser Investors:

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

West Fraser Media:

Heather Colpitts

Director, Corporate Affairs

Tel. (416) 643-8838

shareholder@westfraser.com